FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	August	…………………………………………………… ,	2011	..

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-…………………

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	August 29, 2011	….	By ……/s/…… Masashiro Kobayashi………
(Signature)*

Masashiro Kobayashi
Deputy Senior General Manager
Global Finance Accounting Center
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Notice Regarding Market Purchase of Own Shares and Completion of Acquisition

August 26, 2011

Canon Inc.
Chairman & CEO: Fujio Mitarai
Securities code: 7751
[Tokyo (First section) and other Stock Exchanges]

Inquiries: Toshihide Aoki General Manager Consolidated Accounting Division Finance & Accounting Headquarters +81-3-3758-2111

Notice Regarding Market Purchase of Own Shares and Completion of Acquisition

(Under the provisions of its Articles of Incorporation pursuant to paragraph 2, Article 165 of the Companies Act of Japan)

Canon Inc. announced that it has acquired its own shares as follows, under Article 156, as applied pursuant to paragraph 3, Article 165, of the Companies Act, and that it has completed the acquisition in accordance with a board of directors’ resolution passed on August 11, 2011, in reference to Article 370 (resolution by documents instead of resolution by board meetings) of the Companies Act.

Details of acquisition

1. Type of shares acquired:	Shares of common stock

2. Total number of shares acquired:	14,058,800 shares

3. Total cost of acquisition:	49,999,794,000 yen

4. Period of acquisition:	From August 12, 2011 to August 25, 2011

5. Method of acquisition:	Purchased on the Tokyo Stock Exchange

(Reference)

Details of the August 11, 2011 resolution

(1) Type of shares to be acquired:	Shares of common stock

(2) Total number of shares to be acquired:	Up to 15.0 million shares

(Equivalent to 1.2% of outstanding shares (Excluding treasury stock))

(3) Total cost of acquisition:	Up to 50 billion yen

(4) Period of acquisition:	From August 12, 2011 to September 16, 2011